SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments thereto Filed
Pursuant to Rule 13d-2(a)

(Amendment No. 2)*

HANDHELD ENTERTAINMENT, INC.
____________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001
____________________________________________________________
(Title of Class of Securities)

410247 20 9
_____________________________________________________________________________________________
(CUSIP Number)

COPY TO:
Gordon Robert Page
Handheld Entertainment, Inc.
539 Bryant Street, Suite 403
San Francisco, CA 94107
(415) 495-6470
_____________________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2007
_____________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)
________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 410247 20 9	13D	Page 2 of 5

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gordon Robert Page
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED KINGDOM

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER 1,689,988 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 1,689,988 SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,689,988
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.94%
14.	TYPE OF REPORTING PERSON * IN *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 410247 20 9	13D	Page 3 of 5

STATEMENT ON SCHEDULE 13D

(a)	This Statement on Schedule 13D (the “Statement”) is filed on behalf of Gordon Robert Page with the Securities and Exchange Commission.

Item 1. Security and Issuer.

The class of equity securities to which this Statement relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Handheld Entertainment, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 539 Bryant Street, Suite 403, San Francisco, CA 94107.

Item 2. Identity and Background.

(b)	Name

(c)	Gordon Robert Page

(d)	Residence or business address

539 Bryant Street, Suite 403
San Francisco, CA 94107

(e)	Principal occupation or employment

Mr. Page is a consultant to the Issuer. His address is set forth in (b) above.

(f)	Criminal Proceedings

During the last five years, Mr. Page has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(g)	Civil Securities Law Proceedings

During the last five years, Mr. Page has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(h)	Citizenship

United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock beneficially owned by Mr. Page were acquired from the Issuer in exchange for the sale of 100% of the equity interests of Putfile, Ltd. to the Issuer on February 5, 2007.

CUSIP No. 410247 20 9	13D	Page 4 of 5

Item 4. Purpose of Transaction.

The shares of Common Stock were acquired for investment purposes. Mr. Page presently does not have any plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The responses of the Reporting Person to Rows (11) through (13) of the cover page of this Statement are incorporated herein by reference.

(b) The responses of the Reporting Person to Rows (7) through (10) of the cover page of this Statement are incorporated herein by reference.

(c) Other than the sale of 98,303 shares of Common Stock, Mr. Page has not effected any transaction in shares of Common Stock in the past sixty days.

(d) No person other than Mr. Page is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

All shares of common stock held by Mr. Page (together with any shares held by his affiliates) are subject to the leak out provisions that provide restrictions on the future sale of common stock by Mr. Page and his transferees. These leak out provisions provide, in general, that not more than 1/12 of his shares may not, directly or indirectly, be offered, sold, offered for sale, contracted for sale, hedged or otherwise transferred or disposed of on a monthly basis for one year from February 5, 2007.

Item 7. Material to be Filed as Exhibits.

Registration Rights Agreement (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 9, 2007).

CUSIP No. 410247 20 9	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2007

/s/ Gordon Robert. Page
Gordon Robert Page